

July 19, 2010

Mr. Douglas J. Flint
Chief Financial Officer
HSBC Holdings plc
8 Canada Square
London E14 5HQ
United Kingdom

>   **Re: HSBC Holdings plc**
>   **Form 20-F for Fiscal Year Ended December 31, 2009**
>   **Filed March 15, 2010**
>   **File No. 1-14930**

Dear Mr. Flint:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Report of the Directors: Operating and Financial Review

Customer groups and global business, page 66

Global Banking and Markets, page 73

1. We refer to the table of balance sheet data on page 76. We note derivative assets and liabilities related to this business group decreased significantly from 2008. Please tell us and in future filings revise this section to provide the following information:

    • Discuss the reasons for the significant decrease in derivative assets and liabilities in 2009 as compared to 2008, and how it affects the risk profile of the business group and the Company. Refer to Note 18, Derivatives, on page 424 that shows a significant decrease in credit derivative liabilities from 2008.

- Reconcile the total derivative assets and liabilities of this business group to the total derivative assets and liabilities on the Consolidated Balance Sheet. Consider in your response the following:

  o Total derivative assets and liabilities for this business group exceed consolidated derivative assets and liabilities at December 31, 2009 and 2008 by $37,291 million and $40,052 million, respectively.

  o State the effects of any master netting agreements which are offsetting the fair values of the derivative assets and liabilities, as described in Note 18.

Other, page 80

2. We refer to the "Profit / (loss) before tax" table on page 66. We note the significant impact of the "Other" group on consolidated pre-tax profit. Please tell us and in future filings provide the following information:

- Explain why "Changes in fair value of long-term debt issued and related derivatives" is not directly or indirectly allocable to the other business groups. We note your disclosure that "Net income/expense from financial instruments designated at fair value" (which includes changes in fair value of long-term debt issued and related derivatives) declined $90 million, or 90% due to reduced income from non-qualifying interest and exchange rate hedges related to long-term debt issued by HSBC Holdings and its North American and European subsidiaries.

- Describe the major components of "Other operating income" and discuss the reasons for the $781 million increase in 2009. Explain why these operating income items are not directly or indirectly allocable to the other business groups.

3. We refer to the third bullet point in the "Notes" section on page 80. We note net trading income included total losses of $465 million related to forward foreign exchange contracts and the fair value of implied contingent forward contracts related to the rights issue. You state these items were part of the net proceeds of the rights issue but were reflected in the income statement "for technical accounting reasons." Please tell us and in future filings provide the following information:

- Discuss the technical accounting reasons under IFRS that required these transactions to be expensed.

- Explain how these transactions were part of the net proceeds of the rights issue considering they are both loss transactions.

Geographic Regions, page 85

North America, page 125

2009 compared with 2008, page 125

Review of Business Performance, page 127

4. We note your disclosure on page 128 that in December 2009 HSBC Finance revised the write-off period for real estate secured and other personal lending portfolios in order to reflect changed customer behavior and align it with the policy used across the Company. You state this change did not have a material effect on financial results since the write-offs were offset against related impairment allowances, but reduced the gross loan balances by $3.3 billion.   Please tell us and in future filings provide the following additional information:

    •   Discuss any material differences in HSBC Finance's and HSBC USA's write-off policies prior to and after the December 2009 revision. Discuss the reasons for the differences considering these subsidiaries appear to operate in the same geographic locations and have similar customers.

    •   Discuss the specific changes in customer behavior which occurred in 2009 that were not present in prior periods and prompted the revision. Explain why no changes were made to HSBC USA's write-off policies.

    •   Discuss how the Company considered the $3.3 billion reduction in impairment allowance for North America operations into its assessment of the adequacy of the allowance to absorb credit exposure of the related loan portfolio.

Asset-backed securities classified as available for sale, page 154

5. We refer to the table titled "Available-for-sale ABS exposure" on page 155 that shows the total balance of the available-for-sale ABS reserves and the portions related to ABS directly held by the Company and in SPEs for 2009 and 2008.   Please tell us and in future filings discuss the following:

    •   The methodology used to determine the adequacy of the reserve as it relates to changes in the carrying amount of net principal exposure.

    •   Discuss the factors that resulted in the $2,340 million or 32% decrease in the reserve related to SPEs to $4,864 million in 2009 as compared to $7,204 million in 2008. Consider in your response that the related ABS exposure of $14,021 million in 2009 remained relatively unchanged as compared to $14,610 million in 2008.

- Discuss any significant changes in the composition of the ABS securities held during 2009 as compared to 2008 that have affected the credit quality and seniority of the assets held.

Sub-prime and Alt-A residential mortgage-backed securities, page 155

6. We refer to the last paragraph on page 155 that states during 2009 the credit ratings related to a part of ABS held directly by the Company, Solitaire and the SICS, including substantially all US Alt-A residential MBS, were downgraded. You also state that the downgrade by Moody's is not, by itself, a sufficient indicator of impairment and you consider all available evidence in your assessment of impairments to available-for-sale ABS. Please tell us and in future filings provide the following additional information:

    - Describe the objective evidence the Company assessed to determine the impairment charges totaling $2,088 million in 2009 of which the Company absorbed $1,422 million.

    - Discuss the reasons for the $1,516 million or 265% increase in total impairment charges in 2009 as compared to $572 million in 2008. Provide a similar discussion for the $1,143 million or 410% increase in impairment charges absorbed by the Company as compared to $279 million in 2008.

    - Describe your methodology for determining that the impairment was related to certain specific financial assets and not to a category of financial assets, such as sub-prime or Alt-A loans.

Available-for-sale ABS impairment and cash loss projections (unaudited), page 156

7. We refer to the statement that the Company assesses impairment using an industry standard model with inputs that are corroborated using observable market data. Tell us and in future filings discuss the type of valuation model used including the related key assumptions and inputs used.

Securitizations, page 189

8. We refer to the second paragraph of this section that states the Company uses SPEs to mitigate the capital absorbed by some customer loans it has originated by using credit default swaps to transfer the credit risk related to these loans to SPEs using synthetic securitizations. Please tell us and revise this section in future filings to explain what you mean by the phrase "mitigate the capital absorbed by customer loans" and how you use credit default swaps as part of your synthetic securitizations.

Other SPE transaction, page 189

9. We refer to the last paragraph on page 189 that describes how the Company mitigates the effect of gap risk, which occurs when total potential claims against the SPE by the Company through derivatives could exceed the value of the collateral held by the SPE and securing the derivatives.   Please tell us and discuss in greater detail in future filings the following:

    *   How deleveraging and managed liquidations of portfolios help reduce gap risk.   Describe the nature of the "other mechanisms" you refer to which mitigate gap risk.

    *   Explain why the inclusion of these risk reduction methods may result in the Company retaining all or a portion of the underlying exposure to the transaction. It is not clear why the adoption of a measure to minimize risk would result in the Company retaining all the underlying exposure.

Report of the Directors, Risk, page 206

Credit exposure, page 206

10. We refer to the table titled "Maximum exposure to credit risk" on page 207. We note the "exposure to credit risk (net)" related to derivatives was $61,280 million in 2009 after deducting offsets of $189,606.   Considering the offsets result in a reduction of 76% of the maximum exposure related to derivatives, please tell us and in future filings describe the nature and dollar amounts of the specific types of offsets and provide a cross-reference to applicable footnote disclosure.

11. Please tell us and in future filings disclose the nature of the $91,127 million of offsets to loans and advances and provide a cross reference to applicable footnote disclosure.

Renegotiated Loans (audited), page 224

12. We refer to the criteria used by the Company to indicate that repayment is likely to continue which include the receipt of two or more qualifying payments with a certain period, except in the case of HSBC Finance for which the criteria is one or more payments.   Please tell us and revise future filings to provide the following information:

    *   Define qualifying payments and the certain periods used by the Company and HSBC Finance for determining repayment probability.

    *   Explain the basis used by the Company to apply a different criterion to HSBC Finance for determining repayment probability.

    *   Discuss if the repayment criteria used for HSBC Finance is also used for HSBC USA considering they operate in the same geographic location and have similar customer groups.

HSBC Finance loan modifications and re-aging (unaudited), page 224

13. We refer to the table titled "HSBC Finance foreclosed properties in the US" on page 225. Please tell us and discuss in future filings why the Company has provided information regarding modified loans and foreclosed properties for HSBC Finance but has not provided similar disclosure for HSBC USA.

Impaired loans and new loan impairment allowances, page 238

14. We refer to the first paragraph of this section which states that the commentary on net loan impairment allowances is on a "constant currency basis" while the commentary on impaired loans is on a "reported basis." Please provide us with and in future filings include a commentary on your net loan allowance on a reported basis under IFRS with equal prominence as your commentary on a constant currency basis.

Report of Independent Registered Public Accounting Firm to the Board of Directors and shareholders of HSBC Holdings plc, pages 350 and 351

15. We note the audit of the Company's internal control over financial reporting as of December 31, 2009 was based on the framework for Director's internal control evaluation contained within the Revised Turnbull Guidance and the COSO criteria. We also note that the combined guidance is referenced in Management's assessment of internal controls over financial reporting on page 65a. Please provide us the following additional information regarding the use of two frameworks in the evaluation of internal controls over financial reporting by your independent auditors and management.

- Please tell us whether both frameworks were used in the auditor's and management's internal control evaluations of each of your significant subsidiaries. For example, we note the Revised Turnbull Guidance is not referred to in the audit reports of internal control over financial reporting for HSBC USA, Inc. (page 125 of December 31, 2009 Form 10-K) and HSBC Finance Corporation (page 136 of December 31, 2009 Form 10-K) within your North America operations, which account for a significant portion of your consolidated pre-tax profits for 2009 and 2008.

- If both frameworks were not used in the aforementioned internal control evaluations of your significant subsidiaries, please tell us why both are referenced in the reports applicable to the consolidated entity.

Financial statements for the three-year period ended December 31, 2009
Note 1, Basis of Presentation, page 365

Note 1(c), Presentation of information, page 366

16. We note the consolidated financial statements are presented in US dollars which you have determined to be the functional currency of the Company. You state that this is because the US dollar and currencies linked to it are the most significant currencies that are relevant to the Company's transactions and also represent a significant proportion of funds generated from financing activities. Please tell us and revise your future filings to disclose the following additional information:

- Disclose the currencies which are linked to the US dollar that are the most significant currencies to the transactions and funding of the Company.

- Discuss any actual or expected changes in the factors discussed in paragraphs 9 to 12 of IAS 21 that may impact your current determination that the US dollar is the functional currency of the Company. Consider in your response the guidance in paragraph 12 of IAS 21 in situations where the indicators of a functional currency are mixed and the functional currency is not obvious.

- Discuss how you considered any material changes in the currencies used to finance your operations in determining your functional currency as required by paragraph 10(a) of IAS 21. Specifically discuss how you considered the rights issue for $17.8 billion which commenced in April 2009 as it was substantially denominated in sterling and Hong Kong dollars. Refer to Note 41, "Rights Issue" on page 466 and to Note 19 of the interim financial statements as of June 30, 2009 on page 227 of Form 6-K filed on August 7, 2009.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sharon Blume, Assistant Chief Accountant at 202-551-3474 or me if you have questions.

Sincerely,

Amit Pande
Accounting Branch Chief